Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Strong Reserve and Resource Growth in 2012
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Vancouver, Canada – February 25, 2013 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK, Frankfurt: EJD) announces that for the ninth consecutive year, the Company has delivered substantial growth of its consolidated silver and gold reserves and resources.

Endeavour released today its updated NI 43-101 reserve and resource estimates to December 15, 2012 (see table below) for its three producing silver mines (the Guanacevi Mine in Durango State and the Bolanitos and El Cubo Mines in Guanajuato State) and four exploration projects (the San Sebastian Project in Jalisco, Guadalupe y Calvo and Parral Projects in Chihuahua and Arroyo Seco Project in Michoacán) in Mexico.

Endeavour more than replaced the proven and probable reserves it depleted in 2012 and increased its resources in all categories as a result of its successful acquisition, exploration and development programs. Gold reserves and resources rose more than silver reserves and resources because both the newly discovered mineralized zones at Bolanitos and San Sebastian and the recently acquired El Cubo and Guadalupe y Calvo properties have more gold relative to Guanacevi.

The December 15, 2012 reserve and resource highlights are as follows:

2012 Reserve/Resource Highlights (Compared to December 31, 2011)

•	Silver Proven and Probable Reserves up 37% to 23.1 million ounces (oz);
•	Gold Proven and Probable Reserves up 229% to 222,300 oz;
•	Silver Equivalent Proven and Probable Reserves up 67% to 34.2 million oz;

•	Silver Measured and Indicated Resources up 62% to 58.5 million oz;
•	Gold Measured and Indicated Resources up 96% to 524,800 oz;
•	Silver Equivalent Measured and Indicated Resources up 67% to 84.7 million oz;

•	Silver Inferred Resources up 74% to 61.1 million oz;
•	Gold Inferred Resources up 182% to 520,400 oz;
•	Silver Equivalent Inferred Resources up 92% to 87.1 million oz;

o	Mineral resources are calculated exclusive of the mineral reserves
o	Proven Reserves are determined as being within 10 meters of underground development while Probable Reserves are a further 15 meters from underground development.
o	Mine plans are developed for the Proven and Probable Reserves and Measured and Indicated Resources but the Inferred Resources are discounted in the mine plans.
o	Mineral reserves have demonstrated economic viability whereas mineral resources do not
o	2011 silver equivalents based on 55:1 silver:gold ratio, base metals not included
o	2012 silver equivalents based on 50:1 silver:gold ratio, base metals not included
o	All assumptions used are listed at the bottom of the reserve and resource summary table

Bradford Cooke, CEO, commented, “Endeavour enjoyed another strong year of reserve and resource growth thanks to the success of our acquisition, exploration and development programs.  Our talented exploration team continues to discover new, high grade silver-gold deposits each year within historic silver mining districts such as Guanacevi, Guanajuato and San Sebastian, and the recently acquired El Cubo mine and Guadalupe y Calvo property were also accretive to our reserves and resources.”

“In particular last year, the Company’s discoveries in the Milache area at Guanacevi, the Lana vein at Bolanitos and the Terronera vein at San Sebastian all contributed significantly to our resource growth.  In 2013, Endeavour will continue to focus on unfolding the full exploration potential of our project portfolio, especially at El Cubo where we have several attractive drill targets, as well continuing to be opportunistic with regard to possible new exploration property acquisitions in order to facilitate our future growth.”

Silver-Gold Reserves & Resources (as of December 15, 2012)

Reserves	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag oz Eq
Guanacevi	423,000	243	0.52	3,308,000	7,000	3,658,000
Bolanitos	938,000	145	1.96	4,363,300	59,100	7,318,300
El Cubo	145,000	116	1.80	540,800	8,400	960,800
Total Proven	1,506,000	170	1.54	8,212,100	74,500	11,937,100

Guanacevi	797,000	234	0.38	5,999,500	9,600	6,479,500
Bolanitos	707,000	135	2.00	3,075,500	45,500	5,350,500
El Cubo	1,310,000	137	2.20	5,770,100	92,700	10,405,100
Total Probable	2,814,000	164	1.63	14,845,100	147,800	22,235,100

Total Proven & Probable	4,320,000	166	1.60	23,057,200	222,300	34,172,200

Resources	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag oz Eq
Guanacevi	129,000	312	0.49	1,294,000	2,000	1,394,000
Bolanitos	553,000	156	2.60	2,775,800	46,200	5,085,800
El Cubo	256,000	78	1.58	642,000	13,000	1,292,000
Total Measured	938,000	156	156	4,711,800	61,200	7,771,800

Guanacevi	3,014,000	232	0.49	22,433,700	47,700	24,818,700
Bolanitos	1,472,418	135	1.97	6,391,900	93,200	11,051,900
El Cubo	1,095,000	108	1.81	3,802,100	63,700	6,987,100
San Sebastian	1,835,000	193	1.17	11,400,300	69,300	14,865,300
Guadalupe y C	1,861,000	119	2.38	7,147,300	142,500	14,272,300
Total Indicated	9,277,418	172	1.40	51,175,300	416,400	71,995,300

Total Measured and Indicated	10,215,418	170	1.45	55,887,100	477,600	79,767,100

Resources - Inferred	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag oz Eq
Guanacevi	1,429,000	259	0.52	11,921,200	24,000	13,121,200
Bolanitos	1,595,000	144	1.66	7,384,400	85,200	11,644,400
El Cubo	2,480,000	143	2.77	11,401,900	220,900	22,446,900
San Sebastian	3,095,000	196	1.39	19,500,400	138,100	26,405,400
Guadalupe y C	154,000	94	2.14	464,600	10,600	994,600
Total Inferred	8,753,000	180	1.70	50,672,500	478,800	74,612,500

Silver-Gold-Lead-Zinc Resources (as of December 31, 2011)

Parral	1,631,000	49	0.90	2,589,900	47,200	4,949,900
Santa Cruz Mine XC-2 (Ag-Pb-Zn)	-	-	-	-	-	-
Buena Fe (Ag-Pb-Zn)	-	-	-	-	-	-
Total Indicated	1,631,000	49	0.90	2,589,900	47,200	4,949,900

Total Measured and Indicated	1,631,000	49	0.90	2,589,900	47,200	4,949,900

Resources - Inferred	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz	Ag oz Eq
Guanacevi	644,000	124	0.14	2,577,300	3,000	2,727,300
Parral	1,303,000	63	0.88	2,658,900	36,900	4,503,900
Arroyo Seco	738,000	220	0.07	5,220,000	1,700	5,305,000
Total Inferred	2,685,000	121	0.48	10,456,200	41,600	12,536,200

Grand Total	27,604,418	161	1.43	142,662,900	1,267,500	206,037,900

Guanacevi

The main changes at Guanacevi in 2012 were the reduction of reserves due to the higher production rate and the boost in resources resulting from the delineation of the new mineralized zone at Milache.

•	Silver Proven and Probable Reserves down 31% to 9.3 million ounces (oz)
•	Gold Proven and Probable Reserves down 37% to 16,600 oz
•	Silver Equivalent Proven and Probable Reserves down 32% to 10.1 million oz

•	Silver Measured and Indicated Resources up 19% to 23.7 million oz
•	Gold Measured and Indicated Resources up 28% to 49,700 oz
•	Silver Equivalent Measured and Indicated Resources up 19% to 26.2 million oz

•	Silver Inferred Resources down 3% to 14.5 million oz
•	Gold Inferred Resources down 1% to 27,000 oz
•	Silver Equivalent Inferred Resources down 4% to 15.8 million oz

Bolanitos

At Bolanitos, accelerated mine development in 2012 spurred a jump in reserves but also caused resources to dip, notwithstanding the discovery of new mineralization in the Lana vein.

•	Silver Proven and Probable Reserves up 124% to 7.4 million ounces (oz)
•	Gold Proven and Probable Reserves up 154% to 104,600 oz
•	Silver Equivalent Proven and Probable Reserves up 127% to 12.8 million oz

•	Silver Measured and Indicated Resources down 37% to 9.2 million oz
•	Gold Measured and Indicated Resources down 31% to 139,400 oz
•	Silver Equivalent Measured and Indicated Resources down 37% to 16.1 million oz

•	Silver Inferred Resources down 24% to 7.4 million oz
•	Gold Inferred Resources down 25% to 85,200 oz
•	Silver Equivalent Inferred Resources down 27% to 11.6 million oz

El Cubo

No revisions were made at El Cubo since Endeavour’s maiden reserve and resource estimate released in July, 2012, except for the use of a slightly lower silver equivalent formula of 50:1 to reflect current gold and silver prices.

•	Silver Proven and Probable Reserves of 6.3 million ounces (oz)
•	Gold Proven and Probable Reserves of 101,100 oz
•	Silver Equivalent Proven and Probable Reserves of 11.4 million oz

•	Silver Measured and Indicated Resources of 4.4 million oz
•	Gold Measured and Indicated Resources of 76,700 oz
•	Silver Equivalent Measured and Indicated Resources of 8.3 million oz

•	Silver Inferred Resources of 11.4 million oz
•	Gold Inferred Resources of 220,900 oz
•	Silver Equivalent Inferred Resources of 22.4 million oz

San Sebastian

The emerging discovery of high grade mineralization over thick core intervals in the Terronera vein prompted a sharp jump in estimated resources, still open for expansion by drilling along strike.

•	Silver Indicated Resources of 11.4 million oz
•	Gold Indicated Resources of 69,300 oz
•	Silver Equivalent Indicated Resources of 14.9 million oz

•	Silver Inferred Resources of 19.5 million oz
•	Gold Inferred Resources of 138,100 oz
•	Silver Equivalent Inferred Resources of 26.4 million oz

Guadalupe y Calvo

This is Endeavour’s maiden resource estimate for the Guadalupe y Calvo property, based on drilling conducted by the previous owner.

•	Silver Indicated Resources of 7.1 million oz
•	Gold Indicated Resources of 142,500 oz
•	Silver Equivalent Indicated Resources of 14.3 million oz

•	Silver Inferred Resources of 0.5 million oz
•	Gold Inferred Resources of 10,600 oz
•	Silver Equivalent Inferred Resources of 1.0 million oz

Endeavour exploration personnel modeled the updated reserves and resources at Guanacevi, Bolanitos and San Sebastian to December 15, 2012.  The El Cubo reserves and resources were estimated as of June 1, 2012 and remain unchanged.  The Parral and Arroyo Seco resources were estimated at the end of 2010 and remain unchanged from that time.

Endeavour retained Micon International Limited (“Micon”) to update the reserves and resources for the Guanacevi, Bolanitos and El Cubo mines and to audit resources generated from exploration projects around the mines and on the San Sebastián and Guadalupe y Calvo projects.  The Qualified Persons for the Mineral Resources are Charley Murahwi, M.Sc., P.Geo, FAusIMM and Alan San Martin, MAusIMM(CP) while the Qualified Persons for the Mineral Reserves are William J. Lewis, B.Sc., P.Geo. and Charley Murahwi, M.Sc., P.Geo, FAusIMM.  Micon’s report will be completed and filed on SEDAR within 45 days of this news release.  The Arroyo Seco report was authored by David St. Clair Dunn B.Sc.,P.Geo and Barry Devlin M.Sc., P. Geo, both of whom are Qualified Persons, and the report was previously filed on SEDAR.

These reserve and resource statements were classified following the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards and definitions on Mineral Resources and Reserves and the guidelines of NI 43-101.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Qualified Person - Godfrey Walton, M.Sc., P.Geo. President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in this news release.

Contact Information - For more information, please contact:
Lana McCray, Corporate Communications Co-Ordinator
Toll free: (877) 685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2013, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.